September 22, 2009
Filed pursuant to Rule 433
Registration Statement No. 333-160214

Jefferies Group, Inc.
8.500% SENIOR NOTES Reopening Due 2019

Issuer:	Jefferies Group, Inc.

Issue:	Senior Notes Reopening due 2019

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings (Moodys/S&P/Fitch):	Baa2(Neg Outlook)/BBB(Neg Outlook)/BBB(Neg Outlook)

Reopening Deal Size:	$300,000,000

Original Deal Size:	$400,000,000

Total Deal Size:	$700,000,000

Trade Date:	September 22, 2009

Settlement Date:	September 25, 2009 (T + 3)

Final Maturity:	July 15, 2019

Coupon:	8.500%

Interest Payment Dates:	Semi-annually on January 15th and July 15th, commencing on January 15, 2010

Benchmark Treasury:	3.625% UST due 8/15/19

Benchmark Yield:	3.444%

Benchmark Price:	101-16

Reoffer Spread:	T + 425 basis points

Reoffer Yield:	7.694%

Reoffer Price:	105.452% (Price does not include accrued interest from June 30, 2009 to, but not including, the settlement date totaling $(6,020,833.33) in aggregate which is payable by the purchasers)

Gross Spread:	0.450%

All-in Spread:	T + 431.4 basis points

All-In Yield:	7.758%

All-in Price:	105.002%

Proceeds to Issuer:	$321,026,833.33 (Includes accrued interest from June 30, 2009 to, but not including, the settlement date, but after underwriting discounts and commissions)

Day Count Convention:	30/360

Make-Whole Call Payment:	UST + 50 basis points

Minimum Denominations:	$5,000 and integral multiples of $1,000 in excess thereof

CUSIP:	472319AF9

ISIN:	US472319AF91

Book-Running Managers:	Jefferies & Company, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
Banc of America Securities LLC
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Keefe, Bruyette & Woods, Inc.

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies & Company, Inc. at (201) 761-7610.